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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Melissa Kindelan
Christine Dietz
Folake Ayoola
Jan Woo

Re:	Cian PLC Amendment No. 2 to Draft Registration Statement on Form F-1 Confidentially submitted on September 3, 2021 CIK No. 0001867752

Ladies and Gentlemen:

On behalf of Cian PLC (formerly, Solaredge Holdings Limited) (the “Company” and, together with its subsidiaries, the “Group”), we are hereby filing a Registration Statement on Form F-1 (the “Registration Statement”). The Company previously submitted an Amendment No. 2 to the Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on September 3, 2021 (the “Amended Draft Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Amended Draft Registration Statement received on October 5, 2021 from the staff of the Commission (the “Staff”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Page references in the text of this response letter correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

October 13, 2021

Cover Page

1.	Please disclose on the prospectus cover page that the company intends to apply for the approval of the Moscow Exchange (“MOEX”) in relation to the listing and admission of the ADSs to trading on MOEX.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page by adding that the Company intends to apply for approval and listing on MOEX in response to the Staff’s comment.

Prospectus Summary, page 1

2.	Please disclose the terms of the nomination and appointment rights of Elbrus Capital and Maxim Melnikov in the prospectus summary. Also discuss these rights or provide a cross-reference in the Related Party Transaction section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Registration Statement.

Notes to the Consolidated Financial Statements

Note 5. Segment Information, page F-41

3.	We note your responses to prior comments 5 and 6 and the additional information you provided during our call with you on September 21, 2021. We object to your conclusion that the aggregation of operating segments within the Adjacent Services reportable segment is appropriate under paragraph 12 of IFRS 8. Please revise to present disaggregated information for each operating segment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has: (i) restated its consolidated financial statements (please refer to Note 5 of our interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 and Note 5 to our consolidated financial statements for the years ended December 31, 2020 and 2019 included in the Registration Statement) and (ii) revised the segment disclosure on pages 12, 13, 74, 75, 76, 77, 102, 103 and 104 to present disaggregated information for each separate operating segment.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20 7710 3098 or e-mail at j.david.stewart@lw.com with any questions or comments regarding this correspondence.

October 13, 2021

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

cc:	(via email)
Maxim Melnikov, Cian PLC
Mikhail Lukianov, Cian PLC
Varvara Kiseleva, Cian PLC